FOREST OIL CORPORATION
707 Seventeenth Street, Suite 3600
Denver, CO 80202
Phone: (303) 812-1400
Fax: (303) 812-1445

April 23, 2014

Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Forest Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 26, 2014
File No. 001-13515

Dear Mr. Horowitz:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated April 9, 2014 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Reserves, page 3

1.
It appears that you converted approximately 5% of proved undeveloped reserves to proved developed status during both the fiscal years ended December 31, 2013 and 2012. We also note your disclosure stating that management expects the rate at which proved undeveloped reserves will be converted is expected to increase during 2014. Please tell us about your plans to convert your proved undeveloped reserves within five years of the date of initial booking. Refer to Rule 4-10(a)(31) of Regulation S-X. As part of your response, please address the impact on your development plans of greater-than-anticipated faulting encountered in the Eagle Ford, as disclosed in your press release dated February 25, 2014.

Response to Comment 1

As referenced in our 2013 Form 10-K, our conversion rate of proved undeveloped (“PUD”) reserves to proved developed (“PD”) reserves in 2012 and 2013 was negatively impacted due to lease-holding efforts in each of the last two years as we sought to hold acreage primarily in the Eagle Ford. These lease-holding efforts will be essentially complete in early-2014 and as a result, our focus will turn to drilling more infill well locations in 2014 which will increase our PUD conversion rate. Our 2014 capital budget currently anticipates the drilling of 35 PUD locations in 2014 to convert 47 Bcfe of PUD reserves, or approximately 22% of the PUD reserves as of December 31, 2013. The remaining

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April 23, 2014

129 PUD locations were scheduled to be drilled under a development plan that converts the associated reserves to PD reserves within five years of the date of each PUD’s initial booking. When considering the anticipated 22% PUD conversion rate in 2014 with the conversion rate of 5% in each of 2012 and 2013 in the context of the five year limitation, it’s important to consider a significant number of PUD reserves originally scheduled for development in the next few years were sold in 2013.

The greater-than-anticipated faulting encountered in a portion of the Eagle Ford encompassed only a small percentage of our total acreage position. As such, the faulting will not meaningfully impact the development of the field other than the drilling in that specific area will be deferred until the reprocessed seismic data is available, which is anticipated to be in third quarter of 2014. Importantly, no PUD locations were booked offsetting the wells impacted by the faulting complexes that were referenced in our February 25, 2014 press release or in the impacted area in general.

2.
Disclosure in your filing indicates that approximately 66% of your net undeveloped acreage in the United States was held under leases that will expire in 2014 and 2015 if not extended by exploration or production activities. Please quantify any proved undeveloped reserves located on acreage that will expire during the next two fiscal years and tell us whether any of these reserves are scheduled for development after the date of lease expiration.

Response to Comment 2

The majority of the acreage expiring in 2014 and 2015, or approximately 75%, is in two fields that have no proved undeveloped locations booked as of December 31, 2013. On the remaining 25% of the acreage, there was 17 Bcfe of proved undeveloped reserves booked as of December 31, 2013. Subsequent updates to our lease files and lease maps indicated that 4 Bcfe (with a PV10 of $6.9 million) of the 17 Bcfe either had expired or will expire prior to the scheduled drilling of the associated wells and the PUD reserves were reduced accordingly as of March 31, 2014. The remaining 13 Bcfe relates to locations that are scheduled to be drilled prior to the respective lease expirations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 27

3.
Please revise your disclosure for each period presented to better describe and quantify underlying material activities that generated variances between periods. Your revised disclosure should quantify the effect of each factor cited as the cause of a material change in your financial statements. Refer to Item 303(A)(3) of Regulation S-K.

Response to Comment 3

As noted in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, the divestitures of oil and natural gas properties in South Louisiana, South Texas, and the Texas Panhandle, which occurred in November 2012, February 2013, and November 2013, respectively, were the primary factor driving significant variances in our results of operations - most notably in our sales volumes, revenues, and production expenses. In each of these areas, we referenced oil and natural gas property divestitures as being the primary reason for the decreases between the comparable periods. Additionally, since we disclose sales volumes and “per-unit”

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April 23, 2014

amounts based on the sales volumes for both revenues and production expenses, we believe the information as presented allows the reader to determine the impact that oil and natural gas property divestitures had on revenues and production expenses compared to changes driven by fluctuations in prices and costs. However, we acknowledge the Staff’s comment and recognize that, among other things, the disclosure of the actual sales volumes, revenues, and expenses associated with, or contributed by, the properties sold may enhance the descriptions of the changes in each of these line items. We respectfully request, however, that we expand the description and quantifications within our Management’s Discussion and Analysis of Financial Condition and Results of Operations on a prospective basis, commencing with the March 31, 2014 Form 10-Q, which we expect to file by May 12, 2014.

Critical Accounting Policies, Estimates, Judgments, and Assumptions, page 41

Goodwill, page 42

4.
We note your disclosure stating that your test of goodwill subsequent to the divestiture of your oil and natural gas properties located in the Texas Panhandle did not result in an impairment loss. Please revise to address the following:

•	Disclose the percentage by which fair value exceeded the carrying value as of the date of the most recent test;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions; and

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment 4

At December 31, 2013, the date of our most recent goodwill impairment test, the carrying value of our reporting unit was greater than zero and was exceeded by the fair value of the reporting unit by 835%; therefore, goodwill of the reporting unit was considered not impaired and the second step of the impairment test was unnecessary.

We believe the following disclosure from our 10-K addresses the methods and assumptions used in our most recent test:

In the first step of testing for goodwill impairment, we estimate the fair value of our reporting unit, which we have determined to be our U.S. geographic operating segment, and compare the fair value with the carrying value of the net assets assigned to the reporting unit. If the fair value is greater than the carrying value, then no impairment results. If the fair value is less than the carrying value, then we perform a second step and determine the fair value of the goodwill.

To determine the fair value of our reporting unit, we calculate the market capitalization of our reporting unit based on our quoted stock price. Quoted prices in active markets are the best evidence of fair value. However, because value results from the ability to take advantage of synergies and other benefits that exist from a collection of assets and liabilities that operate

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April 23, 2014

together in a controlled entity, the market capitalization of a reporting unit with publicly traded equity securities may not be representative of the fair value of the reporting unit as a whole. Accordingly, we add a control premium to the market capitalization to determine the total fair value of our reporting unit. Additionally, we subtract an estimated amount that market participants would attribute to our stock price for the value of our international operations, to which no goodwill has been allocated. The sum of our market capitalization and control premium, less the international value, is the fair value of our reporting unit. This amount is then compared to the carrying value of our reporting unit.

As described above, the key assumptions used are our stock price, number of shares outstanding, a control premium, and value attributable to our international operations. There is no uncertainty associated with our stock price and number of shares outstanding. The control premium was based on marketplace data of actual control premiums in the oil and natural gas extraction industry. The value attributed to our international operations is minimal and is based on a contracted sales price with a third-party that has been previously disclosed and is, therefore, available to market participants. We note that the fair value of our reporting unit based solely on our stock price and number of shares outstanding (i.e. excluding the control premium and value attributable to our international operations) exceeded the carrying value of our reporting unit by a significant margin.

As discussed above, our stock price and number of shares outstanding are the primary drivers of our reporting unit fair value. Therefore, downward changes in the stock price would negatively affect the fair value of our reporting unit. However, since the carrying value of our reporting unit is low (due primarily to inception-to-date full cost ceiling test write-downs), our stock price would have to be below one dollar before the fair value of the reporting unit may be at risk of being lower than the carrying value.

We respectfully request to implement, on a prospective basis, expanded disclosure to include that our test indicated the fair value of the reporting unit was substantially in excess of carrying value, if applicable, and discussing the potential for a future goodwill impairment, including discussion of the degree of uncertainty associated with the key assumptions and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions, commencing with the next update to our Goodwill Critical Accounting Policies, Estimates, Judgments, and Assumptions.

Notes to Consolidated Financial Statements

Note 2 - Property and Equipment, page 65

5.
We note your disclosure stating that you expect that substantially all of your unproved property costs as of December 31, 2013 will be reclassified to proved properties within ten years. However, it appears that approximately 82% of your undeveloped acreage in the United States will expire during the next three fiscal years. Please address the apparent inconsistency in timing. In addition, please revise your disclosure to more clearly describe the current status of the significant properties or projects involved. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X.

Response to Comment 5

The apparent inconsistency may be due to the fact that the carrying value of the acreage subject to expiration, or acreage not held by production, is only $13 million of the $54 million in unproved

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property costs as of December 31, 2013. The remaining $41 million relates to unproved property value that exists on leases that are currently held by production and therefore not currently scheduled to expire. Accordingly, the $13 million related to acreage that is subject to expiration will be added to the costs to be amortized prior to the expiration of the underlying leases, if not extended by drilling activities or by lease-extensions, while the $41 million will be added to the costs to be amortized either through development activities that are expected to occur within ten years as noted in Note 2, or through impairment, if applicable. Regarding the Staff’s request to revise our disclosure to more clearly describe the current status of the significant properties or projects involved, we did not consider any unproved property or project to which unproved property costs relate to be individually significant to warrant disclosure.

Note 14 - Supplemental Financial Data - Oil and Gas Producing Activities (Unaudited), page 94

Standardized Measure of Discounted Future Net Cash Flows, page 98

6.
Your standardized measure of discounted future net cash flows was approximately $734.6 million as of December 31, 2013. This amount appears to be less than the net carrying value of your oil and gas properties as of December 31, 2013, as reported on your consolidated balance sheet. Please provide us with a summary of your ceiling test calculation as of December 31, 2013. Where applicable, please reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

Response to Comment 6

As disclosed in our 10-K, we recorded a $57.6 million pre-tax ceiling test write-down at December 31, 2013. Provided below is a summary of our ceiling test calculation as of December 31, 2013 (dollar amounts in thousands).

Full cost ceiling	$1,017,289
Capitalized costs, net of accumulated DD&A, and deferred income taxes	1,054,095
Full cost ceiling deficiency	(36,806)
100% minus the statutory rate	63.86%
Pre-tax ceiling test write-down	$57,636

We note the following key reconciling items when comparing our standardized measure of discounted future net cash flows of $734.6 million as disclosed in our 10-K to the $1.0 billion full cost ceiling used in our ceiling test calculation:

•
In accordance with ASC 932-235-50-31, our standardized measure of discounted future net cash flows is net of taxes discounted at 10%, the amount of which is $7.6 million. This amount must be added to the standardized measure of discounted future net cash flows to arrive at the present value of estimated future net revenues used as the starting point in calculating the full cost ceiling under the shortcut method allowed by Staff Accounting Bulletin Topic 12 (D)(1).

•	In accordance with Rule 4-10 (c)(4)(i)(B) of Regulation S-X, we added $53.6 million of unproved property costs not being amortized to the present value of estimated future net revenues.

•	In accordance with Staff Accounting Bulletin Topic 12 (D)(4)(a), we have excluded future cash outflows associated with settling asset retirement obligations that have been accrued on

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the balance sheet of $10.9 million from the computation of the present value of estimated future net revenues.

•	In accordance with Rule 4-10 (c)(4)(i)(D) of Regulation S-X, we adjusted the ceiling for $210.6 million of related deferred income tax effects.

We note the following key reconciling items when comparing our net carrying value of oil and natural gas properties of $806.7 million disclosed in our 10-K to the capitalized cost value of $1.1 billion used in our ceiling test calculation:

•
The December 31, 2013 ceiling test write-down of $57.6 million must be added back to the net oil and natural gas properties disclosed in our 10-K to arrive at the net oil and natural gas property balance prior to the ceiling test.

•	In accordance with Rule 4-10 (c)(4)(i) of Regulation S-X, the net book value of oil and natural gas properties was adjusted by $189.7 million for associated deferred tax assets.

In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

/s/ Victor A. Wind

Victor A. Wind
Executive Vice President and Chief Financial Officer

Cc:	Svitlana Sweat
United States Securities and Exchange Commission
Division of Corporation Finance

Patrick R. McDonald
President and Chief Executive Officer
Forest Oil Corporation